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                                                                     EXHIBIT 3.3

                           NOBLE DRILLING CORPORATION

                            RESOLUTION ADOPTED BY THE
                               BOARD OF DIRECTORS

                                  JULY 27, 1995

RELATING TO AMENDMENT OF BYLAWS

         RESOLVED, that the Bylaws of the Corporation are hereby amended in the following particulars:

         1. Section 3 of Article VI is hereby amended in its entirety to read as follows:

                  Section 3. Determination of Indemnification. Any indemnification under Section 1 or 2 of this Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 or 2 of this Article VI. Such determination shall be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or
         (ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the stockholders.

         2. Article VI is hereby amended by adding a new Section 10 to read as follows:

                  Section 10. Exclusive Jurisdiction. The Delaware Court of Chancery is vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this Article VI or under any statute, agreement, vote of stockholders or disinterested directors, or otherwise. The Delaware Court of Chancery may summarily determine the Corporation's obligation to advance expenses (including attorneys' fees).